SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

February 18, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo
Matthew Crispino
Stephen Krikorian
Ryan Rohn

Re:	nCino, Inc.
Draft Registration Statement on Form S-1
Submitted December 19, 2019
CIK No. 0001566895

Ladies and Gentlemen:

On behalf of our client, nCino, Inc. (“nCino” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 14, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on December 19, 2019 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Confidential Draft No. 2 and a copy marked to show all changes from the version confidentially submitted on December 19, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary, page 7

1.

Please disclose in the summary that your principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates. In addition, disclose that Salesforce is currently the second largest stockholder of the company in addition to the operator of your data centers and provider of the platform on which the nCino Bank Operating System operates.

Response: The Company has revised the disclosure on page 8 of Confidential Draft No. 2 to address this comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

February 18, 2020

2.

Please disclose the criteria you used in selecting the representative customers you identified by name in the prospectus summary and explain whether these customers are representative of your overall customer base.

Response: The Company respectfully submits to the Staff that the customers currently identified by name in the Registration Statement were selected as representative examples from each category of financial institution that the Company targets: global financial institutions, enterprise banks, regional and community banks, credit unions and challenger banks. Each customer named is a current customer of the Company with a substantial level of bookings in relation to its respective category. These representative customers are intended to provide investors with concrete examples of banks in the various categories discussed throughout the prospectus as context for understanding the breadth of the Company’s addressable market.

3.

Please provide context regarding your international operations by clarifying on page 6 that sales to customers outside the United States accounted for approximately 5% of your total revenues in fiscal 2019.

Response: The Company has revised the disclosure on page 6 of Confidential Draft No. 2 to address this comment.

Risk Factors

“The market data and forecasts included in this prospectus...”, page 30

4.

The statements in this risk factor that third party data may prove to be inaccurate may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statements or specifically state that you are liable for such information.

Response: The Company has revised the disclosure on page 30 of Confidential Draft No. 2 to address this comment.

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

5.

Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties related to your ACV-based net retention rates. We note that the rate has decreased in fiscal year 2019 from 2018. To the extent material, disclose the number of new customers acquired in the last fiscal year. As a further example, discuss the weighted average of the remaining terms of the contracts for existing customers and the impact, if any, on the company. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has revised the disclosure on pages 52 and 53 of Confidential Draft No. 2 to address this comment and provide a balanced discussion of the material challenges, risks and opportunities focused on by the Company’s management.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

February 18, 2020

The Company respectfully submits to the Staff that it does not presently intend to disclose ACV-based net retention on an ongoing basis after the Company’s initial public offering. As noted on page 52 of the Registration Statement, the Company believes it is demonstrative of the Company’s ability to establish and, over time, grow customer relationships. While the Company notes for the Staff’s benefit that fiscal 2020 ACV-based net retention is expected to be above the levels reported for fiscal 2017 and 2019 and below the level reported for fiscal 2018, the Company does not intend to provide qualitative fluctuation commentary on an ongoing basis after the Company’s initial public offering. Rather, the Company’s purpose in disclosing the total ACV-based net retention in the Registration Statement, as well as the cohort retention table on page 53 of the Registration Statement, is simply to help investors in the IPO understand that there is a consistent dynamic with customers of expanding retention over time. That said, in response to the Staff’s comment number 6, the Company has added disclosure on page 56 of Confidential Draft No. 2 with respect to the breakdown of subscription revenue growth between existing and new customers, and the Company intends to continue to include such disclosure in future filings. As disclosed on page 56 of Confidential Draft No. 2, the Company’s count of new customers for any period includes customers that have phased activation of initial customer contracts that were entered into in prior periods. The Company submits that this data will help investors see trends in these revenues over time on a comparative, period-to-period basis. Further, the Company respectfully acknowledges the Staff’s comment regarding the disclosure of the number of new customers acquired in the last fiscal year, however since revenue expected from a new customer in a given period can vary widely (e.g. according to deal size and unique activation schedule), the Company believes disclosing such information could potentially mislead investor expectations for future revenue performance.

Results of Operations

Fiscal Years Ended January 31, 2018 and 2019

Revenues, page 55

6.

Please expand your subscription revenues disclosures to separately quantify the amount of the increase that is from new customers and from existing customers. Refer to Section III.D of SEC Release No. 33-6835.

Response: The Company has revised the disclosure on page 56 of Confidential Draft No. 2 to address this comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

February 18, 2020

Operating Expenses, page 56

7.

Increases in headcount appear to be a factor in the increase in each of your operating expenses year over year. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for each of the line items.

Response: The Company has revised the disclosure on page 57 of Confidential Draft No. 2 to address this comment.

Business

Market Opportunity, page 66

8.	Please disclose the material facts in your internal analysis and underlying assumptions for your estimate that the serviceable market for nCino Bank Operating Systems is greater than $10 billion.

Response: The internal analysis referred to on page 67 was based on a study conducted by Grata Inc., a third party market research firm, with whom the Company contracted in 2019. The study used metrics provided by Grata regarding the number of full time employees at financial institutions across banking functions in positions that would use the solutions the Company offers and in geographical markets where the Company either currently has a presence or may enter in fiscal 2021 or thereafter. The number of such full time employees likely to use the Company’s solutions as estimated by Grata were then multiplied by the fully-loaded annual price per user offered by the Company. The fully-loaded annual price per user was determined by using the Company’s historical actual ACV for the applicable contracted solutions, including ACV from ancillary products that are offered as a percentage of subscription revenue, divided by the quantities of users sold under such contracts.

Non-Employee Directors, page 80

9.

Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company’s board. Refer to Item 401(a) of Regulation S-K. In this regard, we note that it appears that one of your directors, Mr. Horring, is affiliated with one of your principal shareholders, Insight Partners.

Response: The Company has revised the disclosure on pages 81 and 96 of Confidential Draft No. 2 to address this comment.

Financial Statements, page F-3

10.	Disclose the amount of related party transactions on the face of the financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response: The Company has revised the disclosure on page F-4 of Confidential Draft No. 2 to address this comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

February 18, 2020

Notes to Consolidated Financial Statements

Note 8. Stock-Based Compensation, page F-17

11.

Please disclose the aggregate intrinsic value of stock options outstanding and the stock options vested and exercisable for each year presented. Also disclose the weighted average grant date fair values of options granted and the total fair value of options vested. Refer to ASC 718-10-50-2d and 2e.

Response: The Company has added the requested disclosures regarding the aggregate intrinsic value of stock options outstanding and the stock options vested and exercisable for each year presented on page F-19 of Confidential Submission No. 2.

The Company also notes the Staff’s comment to disclose the weighted-average grant date fair value of options granted and respectfully advises the Staff that this is already disclosed on page F-18 in accordance with ASC 718-10-50-2d.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will provide the Staff supplementally with copies of all such written communications. The Company notes that to date, there have been no such communications.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

February 18, 2020

If you have questions with respect to Confidential Draft No. 2 or the responses set forth above, please direct the questions to me at (212) 839-5931 or rryan@sidley.com.

Sincerely,

/s/ Robert A. Ryan

Robert A. Ryan
Sidley Austin LLP

cc:	Pierre Naudé, Chief Executive Officer

Greg Orenstein, Chief Corporate Development & Legal Officer and Secretary

Martin A. Wellington, Sidley Austin LLP

Paul D. Tropp, Ropes & Gray LLP

Michael Pilo, Ropes & Gray LLP